Exhibit 5.1

[Letterhead of McDonald’s Corporation]

November 12, 2004

McDonald’s Corporation

One McDonald’s Plaza

Oak Brook, Illinois 60523-1900

Ladies and Gentlemen:

A Registration Statement on Form S-3 (the “Registration Statement”) is being filed on or about the date of this letter with the Securities and Exchange Commission covering the registration of 5,000,000 shares of common stock, $.01 par value per share (the “Shares”), of McDonald’s Corporation (the “Company”) to be offered pursuant to MCDirect Shares, the Company’s direct stock purchase plan (the “Plan”).

In my capacity as Corporate Executive Vice President, General Counsel and Secretary, I have examined and am familiar with the corporate records of the Company, including its Certificate of Incorporation, as amended, its By-Laws, minutes of meetings of the Company’s Board of Directors (the “Board of Directors”) and stockholders, and other documents (including the Plan), which I have deemed relevant or necessary as the basis for my opinion as hereinafter set forth.

Based upon, subject to and limited by the foregoing, I am of the opinion that following (i) effectiveness of the Registration Statement, (ii) sale of the Shares in accordance with the terms of the Plan, and (iii) receipt by the Company of the consideration for the Shares, as specified by the Board of Directors or a committee of the Board of Directors when authorizing the sale thereof, the Shares will be validly issued, fully paid and nonassessable.

I consent to the inclusion of this opinion as an exhibit to the Registration Statement referred to above and to the reference to me in such Registration Statement. In giving this consent, I do not thereby admit that I am an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Gloria Santona
Gloria Santona